UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Closing of Private Placement

As previously disclosed in the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2023, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), entered into a Securities Purchase Agreement, dated November 27, 2023 (the “Purchase Agreement”), with an investor (the “Investor”). Pursuant to the Purchase Agreement, the Investor purchased and the Company issued and sold 3,154,885 ordinary shares of the Company, of no par value (the “Shares”), at an aggregate purchase price of $5 million (the “Private Placement”).

Univest Securities, LLC acted as the placement agent for the Private Placement and received a cash fee in the amount of US$150,000.

On April 29, 2024, the Company issued the Shares and the Private Placement is closed. The Company plans to use the net proceeds from the Private Placement for working capital and general corporate purposes.

Nasdaq Granting Extention to Regain Compliance with Nasdaq Listing Rule 5250(c)(1)

As previously disclosed in the report of foreign private issuer on Form 6-K filed with the Commission on February 22, 2024, the Company received a written notice from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) on February 15, 2024, notifying the Company that, since the Company has not yet filed its Form 20-F for the year ended September 30, 2023, it no longer complies with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1).

Under Nasdaq Listing Rules, the Company has 60 calendar days to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on April 29, 2024, the Company received a letter from Nasdaq notifying it that Nasdaq granted the Company an exception to enable it to regain compliance with the Rule (the “Exception”). Pursuant to the Exception, the Company must file its Form 20-F for the period ended September 30, 2023 on or before June 7, 2024. In the event the Company does not satisfy these terms, Nasdaq will provide written notification that the securities of the Company will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2024	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board